FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. Other news
2. Spark Capital BFSI Investors Conference held in Mumbai: February 7, 2019

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of the Spark Capital BFSI Investors Conference held in Mumbai on February 7, 2019. At this conference, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

Spark Capital BFSI Investors Conference held in Mumbai: February 7, 2019

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group Meeting	ICICI Prudential Mutual Fund
2.	Group Meeting	Motilal Oswal PMS
3.	Group Meeting	IDFC Mutual Fund
4.	Group Meeting	IndiaFirst Life Insurance
5.	Group Meeting	Jeetay Investments
6.	Group Meeting	Seraphic Management & Advisory
7.	Group Meeting	Max Life Insurance
8.	Group Meeting	Infina Finance Private Limited
9.	Group Meeting	Alchemy Capital Management
10.	Group Meeting	Julius Baer Wealth Advisors
11.	Group Meeting	Sameeksha Capital Private Limited
12.	Group Meeting	Principal Asset Management
13.	Group Meeting	Deep Financial Consultants
14.	Group Meeting	Invesco Mutual Fund
15.	Group Meeting	Motilal Oswal Asset Management
16.	Group Meeting	Quest Investment Advisors
17.	Group Meeting	LIC Mutual Fund
18.	Group Meeting	Ocean Dial Asset Management
19.	Group Meeting	CWC Advisors
20.	Group Meeting	Artemis Advisors
21.	Group Meeting	Reliance Life Insurance
22.	Group Meeting	GeeCee Investments
23.	Group Meeting	Dalton Investments
24.	Group Meeting	Progress Capital
25.	Group Meeting	Ampersand
26.	Group Meeting	Reliance PMS
27.	Group Meeting	ValueQuest Investment Advisors
28.	Group Meeting	Systematix Capital
29.	Group Meeting	Mirae Mutual Fund
30.	Group Meeting	Deep Financials
31.	Group Meeting	SBI Life Insurance
32.	Group Meeting	Avendus Capital
33.	Group Meeting	ASK Investments
34.	Group Meeting	Sameeksha Capital

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 11, 2019	By:	/s/ Prashant Mistry

			Name :	Prashant Mistry
			Title :	Chief Manager